SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Marathon Acquisition Corp.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

565756103

(CUSIP Number)

Michael S. Gross

c/o Marathon Acquisition Corp.

500 Park Avenue, 5th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 565756103

(1)	Name of reporting person. Michael S. Gross
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Source of funds (see instructions). PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	☐
(6)	Citizenship or place of organization. United States of America

Number of shares beneficially owned by each reporting person with (also see Item 5):	(7) Sole voting power: 0
(8) Shared voting power: 0
(9) Sole dispositive power: 0
(10) Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person (also see Item 5). 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	☐
(13)	Percent of class represented by amount in Row (11) (also see Item 5). 0.0%
(14)	Type of reporting person (see instructions). IN

CUSIP No. 565756103

(1)	Name of reporting person. Marathon Founders, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Source of funds (see instructions). AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	☐
(6)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with (also see Item 5):	(7) Sole voting power: 0
(8) Shared voting power: 0
(9) Sole dispositive power: 0
(10) Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person (also see Item 5). 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	☐
(13)	Percent of class represented by amount in Row (11) (also see Item 5). 0.0%
(14)	Type of reporting person (see instructions). OO

CUSIP No. 565756103

(1)	Name of reporting person. Marathon Investors, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only.
(4)	Source of funds (see instructions). AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	☐
(6)	Citizenship or place of organization. Delaware

Number of shares beneficially owned by each reporting person with (also see Item 5):	(7) Sole voting power: 0
(8) Shared voting power: 0
(9) Sole dispositive power: 0
(10) Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person (also see Item 5). 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	☐
(13)	Percent of class represented by amount in Row (11) (also see Item 5). 0.0%
(14)	Type of reporting person (see instructions). OO

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D on the Common Stock par value $0.0001 per share (“Common Stock”) of Marathon Acquisition Corp. (“Marathon”) is being filed on behalf of the undersigned to amend the Schedule 13D, which was originally filed on July 1, 2008 (the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.	Identity and Background.

Attached as Appendix A is the information required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D by each applicable Reporting Person.

Item 4.	Purpose of Transaction.

The information in Item 4 of the Schedule 13D is incorporated herein by reference and is supplemented as follows.

As of July 3, 2008, the business day immediately preceding July 7, 2008, Mr. Gross had purchased 2,000,000 shares of Marathon’s common stock during the period from June 4, 2008 to July 3, 2008 for an average price per share of $7.84.

Item 5.	Interest in Securities of the Issuer.

(a) The information required by this paragraph is set forth in rows (7) through (11) and (13) of the cover page of this Amendment No. 1 to Schedule 13D and is incorporated herein by reference. As a result of the merger of the Issuer into GSL Holdings, Inc., the Reporting Persons no longer have beneficial ownership of any shares of Common Stock.

(c) Other than the purchases pursuant to the Stock Purchase Plan described in Item 4 herein and incorporated herein by reference, the Reporting Person has not effected any other transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of any shares of Common Stock on August 14, 2008.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated August 18, 2008, by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 18, 2008

By:	/s/ Michael S. Gross
Name:	Michael S. Gross

MARATHON FOUNDERS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

MARATHON INVESTORS, LLC

By:	/s/ Michael S. Gross
Name:	Michael S. Gross
Title:	Managing Member

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF MARATHON FOUNDERS, LLC

Name	Position	Address
Michael Gross	Managing Member	500 Park Avenue 5th Floor New York, NY 10022

DIRECTORS AND EXECUTIVE OFFICERS OF MARATHON INVESTORS, LLC

Name	Position	Address
Michael Gross	Managing Member	500 Park Avenue 5th Floor New York, NY 10022